US Gold Corporation

99 George Street, 3rd Floor

Toronto, Ontario

Canada  M5A 2N4

December 7, 2009

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549-4628

Attention:  Ms. Suying Li

RE:

US Gold Corporation; File No. 001-33190

Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 13, 2009

Form 10-K/A for the Fiscal Year Ended December 31, 2008 Filed April 10, 2009

Form 10-Q for the Fiscal Quarter Ended March 31, 2009 Filed May 8, 2009

Form 10-Q for the Fiscal Quarter Ended June 30, 2009 Filed August 7, 2009

Form 10-Q for the Fiscal Quarter Ended September 30, 2009 Filed November 6, 2009

Dear Ms. Li:

On behalf of US Gold Corporation (“we” or the “Company”), I am writing in response to the staff’s letter dated November 24, 2009. As you are aware, most of the comments contained in the letter request information supplementally. Accordingly, this letter contains responses to the comments. Where appropriate, we have included specific language proposed to be included in the annual report in response to the comment. For convenience of reference, we have retained the numbering used by the staff in the staff’s letter.

Accordingly, our responses are as follows:

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies, page 42

1.                                       Per the comment, we address the three bulleted points in order:

•                  Please note that we did in fact prepare our impairment analysis at the geological mineral complex level we described previously.  For simplicity and greater clarity, we only provided to you the summary analysis in our prior response.  The respective carrying and fair values for each complex from our analysis were as follows:

U.S. Securities and Exchange Commission

December 7, 2009

	Book value	Fair value	Excess
Tonkin Complex	$23,795,267	$146,354,960	$122,559,693
Gold Bar Complex	47,839,638	97,068,220	46,170,742
Limo Complex	32,509,160	56,604,000	74,646,772
Battle Mtn Complex	28,344,732	45,887,800	17,543,068
Other US Properties	22,175,529	37,437,560	18,319,871
Total	$154,664,326	$383,352,540	$279,240,146

•                  The individual “mineral properties” listed in each geological mineral complex do not represent separate mineral fields or potential mine sites.  What they represent are a group of claims that have been staked together and recorded at some point in history under the Federal Mining Law of 1872, registered with the Nevada Bureau of Land Management (“BLM”) and assigned a name.  The purpose of grouping the claims is to facilitate the administration of what could otherwise be hundreds or thousands of individual claim blocks in accordance with state and federal requirements including annual payments and assessment work.  Beyond that, they do not necessarily bear any characteristics of what may eventually become an operating mine area.  See the following for background information on the claim process (especially pages 15-28): http://www.blm.gov/pgdata/etc/medialib/blm/wo/MINERALS__REALTY__AND_RESOURCE_PROTECTION_/mining_ law.Par.56895.File.dat/MiningClaims.pdf As a result of this administrative grouping, mineral properties vary greatly in shape and size and are therefore artificial boundaries from a geological perspective.

Our exploration budgeting is done at the mineral complex level since geological formations often cross several individual mineral properties.  In fact, when we are drilling, it would not be unusual for a single individual angled drill hole to cross from one mineral property to another.  When mineralization is encountered in a particular area, our goal is to then to further test the surrounding areas in the directions that we believe the mineralization may extend based on the geological formations present in order to find a large enough area which may be economic to develop.  The geology of Nevada is such that most commercial mines operating in the State are large scale open pit mines covering large areas.

Another factor which causes us to budget on a mineral complex basis is that auxiliary costs for exploration, such as maintaining access roads, generally benefits a large portion of the mineral complex, not an individual mineral property.  It would not be practical for us to allocate these costs down to the mineral property level.

•                  As outlined in the previous bullet point, there is a high level of dependency for the cash flows of an individual mineral property within a geological mineral complex.  Since the mineral properties are contiguous parcels of land within a larger mineral complex, most costs will be shared and interdependent with one another.  Exploration spending, which is the largest item on our statement of operations, is budgeted for each exploration season at the geological mineral complex level.  Our geologists do not consider the individual mineral property boundaries since they are artificial and irrelevant in understanding the geology of the mineral complex.

U.S. Securities and Exchange Commission

December 7, 2009

Accordingly, we cannot allocate time spent by our geologists, which is a significant operating cost, to a specific mineral property.  Furthermore, during each drilling season, our geologists will select an initial set of drill targets for each mineral complex.  Only after we have received the results from the initial drilling will they know on which mineral properties to drill next for the follow up targets.  Therefore, the decision to drill a particular mineral property is largely dependent on the results obtained from drilling adjacent properties.  We also apply a number of exploration techniques at the mineral complex level including airborne surveys, satellite imagery, and mathematical/geological modelling.  Also, as noted previously, there are significant shared costs at the mineral complex level which would be difficult to attribute to individual mineral properties such as maintaining access roads.

Summary of Significant Accounting Policies

Segment Integration, page 58

2.                                       For segment reporting purposes pursuant to SFAS 131, we aggregated the Nevada and Mexico operating segments according to paragraph 17 since neither segment produces any revenue and both are actively engaged in the same activity which is the exploration for precious metals.  Given the absence of any production characteristics such as gross margins to compare, we felt that the general nature of the major types of expenditures in Nevada and Mexico were largely consistent:  drilling and exploration costs, property holding costs, and administrative costs.

After further consideration of the Staff’s comments regarding segmented information for Nevada and Mexico, we have concluded that based on the increased significance of our Mexico operations in the past year, providing segmented information would indeed enhance users’ ability to understand our performance and prospects for future net cash flows.  We will include such segmented information in our Form 10-K for the year ended December 31, 2009.

Form 10-K/A filed April 10, 2009

Directors, Executive Officers and Corporate Governance, page 1

3.                                       We will comply with this comment.  In the amendment to the Form 10-K that we propose to file to address the other comments raised by the staff in the prior correspondence, we will supplement the biographical information to reflect that (i) Mr. Costelloe has been the president of Celtic Mining Ltd., a mining consulting firm, since its inception in May 2006 and was president of Celtic Mining LLC, another mining consulting firm, from April 2004 to December 2006; and (ii) Mr. Bojtos has been a director of Tournigan since August 2002 and is also a director of Apolo Gold & Energy Inc., another company with securities registered under the Exchange Act.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009.

Mineral Property Interests and Asset Retirement Obligations, page 8

4.                                       Our disclosure in Note 3 to the financial statements in our 10-Q on page 8 refers to both the gross amount of the long-lived asset impairment of $14,927,098 and a net amount that includes a reduction to our deferred tax liability of $5,075,213 associated with the now impaired assets.  The reduction in deferred tax liability is reflected on the consolidated statement of operations in the “Recovery of income taxes” line which results in a net loss for the quarter and year to date of $9,851,885 arising from the

U.S. Securities and Exchange Commission

December 7, 2009

impairment which we believe is the “$9 million” figure you refer to in your comment.  Therefore the “$6 million” amount per your comment is the tax amount as disclosed.

We trust this information is responsive to your questions.  In order to insure the adequacy of our proposed revisions, we shall await a further response from you prior to filing an amendment to our annual report on Form 10-K.  Further, in the interest of resolving these comments prior to year-end, we would like to schedule a mutually convenient time to discuss by phone any remaining comments and our plan to address certain comments at your earliest convenience.

Sincerely,

US GOLD CORPORATION

/s/ Perry Y. Ing
Perry Y. Ing
Vice President and Chief Financial Officer

cc:                                 Dufford & Brown, P.C.

KPMG LLP

Stark Winter Schenkein & Assoc., LLP